Exhibit 8

List of Principal Subsidiaries

Of

Gruma, S.A.B. de C.V.

Subsidiary	Jurisdiction of Incorporation

Grupo Industrial Maseca, S.A.B. de C.V. (“GIMSA”)	Mexico

Molinera de México, S.A. de C.V. (“Molinera de México”)	Mexico

Productos y Distribuidora Azteca, S.A. de C.V. (“PRODISA”)	Mexico

Gruma Corporation	Nevada, United States

Azteca Milling LP	Texas, United States

Gruma Centroamérica, LLC(1)	Nevada, United States

Molinos Nacionales, C.A. (“MONACA”)	Venezuela

Derivados de Maíz Seleccionado, C.A. (“DEMASECA”)	Venezuela

Investigación de Tecnología Avanzada, S.A. de C.V.	Mexico

(1)          As part of a corporate restructuring of our Central American operations, on January 1, 2009 all subsidiaries of Gruma Centroamérica, LLC were transferred to Gruma International Foods, S.L., a corporation organized under the laws of the Kingdom of Spain. Gruma Centroamérica, LLC. was dissolved on December 31, 2008.